UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated April 7, 2017
File Number: 001-35785
SIBANYE GOLD LIMITED
(Translation of registrant’s name into English)
Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Directors: Sello Moloko* (Chairman) Neal Froneman (CEO) Charl Keyter (CFO) Chris Chadwick* Robert Chan* Timothy Cumming*
Barry Davison* Rick Menell* Nkosemntu Nika* Keith Rayner* Sue van der Merwe* Jerry Vilakazi* Jiyu Yuan*
Cain Farrel (Corporate Secretary) (*Non-Executive)
www.sibanyegold.co.za
Sibanye Gold Limited
Reg. 2002/031431/06
Business Address:
Libanon Business Park
1 Hospital Street
(Off Cedar Ave)
Libanon, Westonaria, 1780
Postal Address:
Private Bag X5
Westonaria, 1780
Tel +27 11 278 9600
Fax +27 11 278 9863
MARKET RELEASE
Filing of the 2016 Form 20-F with the US Securities and Exchange Commission
Westonaria, 7 April 2017: Sibanye advises that it filed its annual report on Form 20-F, for the year ended 31 December 2016 with the U.S. Securities and Exchange Commission yesterday evening.
The document is available on the Company’s website at
(https://www.sibanyegold.co.za/investors/financial-reporting/annual-reports/2016).
Sibanye shareholders, including holders of Sibanye American Depository shares, may also receive hard copies of the Form 20-F, which includes the audited financial statements, free of charge from James Wellsted whose contact details are listed below.
CONTACT
James Wellsted
SVP Investor Relations
Sibanye Gold Limited
+27 83 453 4014
james.wellsted@sibanyegold.co.za
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
SIBANYE GOLD LIMITED
By:
/s/ Charl Keyter
Name       Charl Keyter
Title:         Chief Financial Officer
Dated: April 7, 2017